

ATAxe LLC's Business Plan
Owners of Stumpy's
Hatchet House of Austin

A Fun, Safe Axe Throwing Experience

Austin, TX 78735 p. 848.448.3630 Dan@StumpysATX.com

Table of Contents

Executive Summary

Since You Axed – What is Stumpy's?

Stumpy's Hatchet House, is a unique, fun, safe, and fast-growing entertainment experience that offers axe-throwing games to adults of all ages in a cozy cabin atmosphere—a space designed to put guests at ease and encourage socialization.

Customers notice the axe handle on the door as they arrive at Stumpy's. Upon entering, they feel as though they have been whisked away to a cozy cabin in the woods, complete with scents of pine, touches of plaid, and the sound of hatchets biting into their wooden targets.

Guests are warmly greeted and are introduced to the Stumpy's concept, if necessary. Guests pay $35/person for a 2-hour hatchet throwing session, and are then provided with safety training, before being shown to their throwing pit to begin their hatchet-throwing lesson.

Games are easy to play and score, but to keep customers coming back for more, Stumpy's has a wide variety of game variations. Guests enjoy parties, corporate events, and league play, and love the option of renting their own private room for large parties or special occasions. To mix it up, Stumpy's has special events, such as ladies nights, date nights, and holiday related events.

Stumpy's has spent considerable time ensuring safety of customers is top priority at all times.

Our Mission

At Stumpy's of Austin, our mission is to be Austin's first choice for exciting, safe, social entertainment.

Stumpy's prides itself on delivering a warm, inclusive, and vibrant atmosphere where people can be social and have a blast being themselves.

Our Core Values

1. **Fun** – An essential human need. Our fun-loving team puts their all into ensuring every guest absolutely loves their experience.

2. **Friends** – Everyone is welcome at Stumpy's and we're excited to meet you. Our guests and our employees do everything they can to make everyone feel welcome into our axe-throwing family. "There are no strangers here. Only friends you haven't met yet"-William Butler Yeats

3. **Individuality** – We are passionate about self-expression and embrace our differences. Come as you are, grab an axe, share a story.

4. **Safety** – Since we are in the business of axe throwing, the utmost attention and preparation has been made to guarantee the safety of all our guests and employees. If it's not safe, it's not fun, and fun is our #1 priority.

Historical Performance

Stumpy's of Eatontown, NJ opened in April of 2016, and within six months were hosting 400 to 500 customers per week and are now regularly booked a full three weeks in advance. The Eatontown location is the cornerstone and business model for nationwide franchise development—the Austin location is one of four locations currently scheduled to open by mid-2018.

Because Stumpy's is such a wonderful and unique experience, it has drawn an enormous amount of media attention from the likes of Entrepreneur, NY Times, Men's Health, and many others. Online reviews of the Eatontown location are exceptionally positive: FaceBook – 5 stars, Google – 4.8, Yelp – 4.5, and Trip Advisor – 4.5.

It's clear: People love Stumpy's.

Financial Highlights *

Steady state breakeven is achieved at $759,182, $63,265, and $14,600 on an annual, monthly or weekly basis. In sales units, this equates to 18.9k, 1.5k and 365 units on an annual, monthly or weekly basis.

Using conservative starting volume and growth estimates, the business will become cash flow positive by the fourth month of operations and will have achieved start up payback in the second year of operations.

Years 1 - 5



Key Estimates:

- First Year Revenue: $1,083,599
- First Year Profit: $95,229
- Build Out Costs: $410,319
- Assumed average 14% M/M growth rate for first year and 8% Y/Y after
- $641k in startup payback in year 2 becomes profit in steady state
- Target property attributes:
    - 9,000 SF facility
    - Rent (NNN) of $21/SF
    - NNN of $10/SF

*we guarantee that our projections will materialize as planned

Our Target Market

Stumpy's corporate has paid for an extensive market survey for the Austin area, which identified five target segments. Overall, they have an average net worth over $500k, household size of 2.8, and are between the ages of 30-55. As expected by their net worth, household income is also well above the national average indicating ability to pay for alternative leisure activities. Over 75% have attended some college and over 50% have received a college degree. 68% hold professional careers in business, law, sales, or professional services. Our target market is highly social and has ample leisure time and money to spend.

Dan and Christine Poane

Dan and Christine Poane are the owners of ATAxe, LLC, operating the Stumpy's of Austin franchise. They are the right combination of business, finance, and operations expertise, and are primed with the critical soft skills required for building strong business and customer relationships and fully engaging employees. Dan has two decades of operations and business strategy experience and has stood up a mortgage insurance claim filing division, while Christine is a psychotherapist who has been running her own relationship therapy practice for two and a half years.

Financially, Dan and Christine have proven their maturity as they both have excellent credit scores (728 and 786, respectively) with no late payments. Christine owned a home from 11/13 – 07/16.

Description of Business

Company Ownership/Legal Entity



Woody's Backyard Franchising, LLC (WBF) is the legal entity overseeing all franchises. Stumpy's Hatchet House of Eatontown, NJ is the original pilot location for the Stumpy's brand, through which the business and operating models for the franchises have been established. Franchises are their own separate entities. ATAxe, LLC will be DBA (Doing Business As) Stumpy's Hatchet House of Austin.

This structure segments liability, simplifies auditing and financial record keeping, and gives Stumpy's the ability to quickly grow and establish a presence across the nation.

The Owners

Dan and Christine Poane are the owners of ATAxe, LLC and the Stumpy's of Austin franchise. This husband and wife team are extremely excited about using their combined decades of professional experience to open a novel, adventurous, social entertainment style venue. They both believe in setting aside time for having fun with friends and family, which is what Stumpy's is all about.

The Poanes are a unique blend of poet and quant—Dan has a strong background in judicious business roles, relying on his analytical and mathematical aptitude, while Christine is an outgoing, energetic business owner, eager to engage in the customer relationship and networking side of Stumpy's.

Dan proved his entrepreneurial mettle when he started a mortgage insurance claim filing division, quickly growing the department to eight team members and regularly obtaining volume increases through existing and new clients. He reported directly to the CEO and was the primary point of contact for high profile clients.

During his tenure at the New Jersey Economic Development Authority, he analyzed no fewer than 100 comprehensive operational and financial plans for business expansions and relocations. Applicants included anything from local manufactures looking to do minor renovations of existing facilities, to multinational conglomerates establishing world headquarters.

As for operations, Dan worked in retail for seven years, holding ascending positions at various local businesses, as well as a Fortune 500 auto-parts chain where he was an assistant manager. He has handled all operations management duties and managed teams of as many as 12 employees.

Dan has and continues to provide consulting services for entrepreneurs, setting up their legal entities and providing contract support.

Additionally, Dan is the facilitator and organizer of a monthly mastermind group focused on professional development and members' ventures, ensuring he will have access to objective feedback from outside his social circle. This team includes a management consultant, franchise attorney, CPA, and a local marketing and PR firm with experience assisting franchisees and startups.

Dan's extensive experience in operations and business-focused roles will be a huge asset to Stumpy's of Austin. He has a strong grasp of business finance, a deep understanding of well-tuned operations, and has surrounded himself with advisors who can offer valuable insight when he needs it.

Christine, who holds a BSW from Rutgers University and an MSW from Fordham University, is energized by encouraging others with her warm, outgoing, and bubbly personality. As a licensed psychotherapist with her own practice specializing in relationship therapy, she is an expert in relationships and communication. In addition to her practice, she hosts workshops focused on improving communication, mood management, relationship dynamics, customer service, and self-care for service industry professionals.

Prior to her 11-year career in the mental health industry, Christine worked in sales, customer service, and radio, with considerable time spent in the performing arts field.

In her continuous pursuit of helping others live joyful lives, she is a part time Zumba instructor, guiding people as they increase their confidence out on the dance floor.

At Stumpy's ATX, Christine looks forward to using her exceptional understanding of human motives, values, and personalities to hire, train, and drive employee engagement. High performing teams need leaders who understand key engagement principles, team dynamics, and incentives, which Christine looks forward to providing. She will help staff utilize self-care and will share her stress management techniques so that employees may focus on maintaining a positive mindset, leading to happier customers.

All in, the Poanes have a combined wealth of knowledge and experience that spans the breadth of skills required to run a business.

Location

The heat map (right) of our target demographics shows high concentrations from Austin proper up to Lakeline.

We have chosen North Burnet as our target area, as it is centrally located to our customers, with easy access from 183, MoPac, and 35.

This area is a hub of activity, with The Domain and The Arboretum close by.

Within North Burnet there is an endless list of bars and restaurants, but only a few locations that offer unique entertainment for adults (go kart racing, indoor driving range, Dave and Busters).

In addition to the target area, suitable sites located above the CBD, west of I-35 and south of Parmer are also being considered.

Our target demographic has high overlap with that of craft breweries, and there are six in a one-mile radius.



Brushy Creek
E Palm Valley Blvd
Round Rock
TX-45-TOLL E
TX-45-TOLL W
734
Jollyville
Wells Branch
Pflugerville
US-183 N
2222
183
US-183 S
I-35 N
N Capital of Texas Hwy
N I-35
290
35
Mopac Blvd
S Capital of Texas
Austin
E 1st St


Target Location Zone
BALCONES WOODS
National Instruments Corporation
Whole Foods Market
Radius at the Domain
The Village at Gracy Farms Apartments
Great Hills
AUSTIN HILLS
QUARRY
Austin Community College: Northridge...
The Domain
STONELAKE OFFICE PARK
North Hills Town Center
H-E-B Grocery
Macy's
Braker Pointe
Topgolf
Lincoln Oaks Apartments
Hardrock Canyon
Costco Wholesale
Regal Cinemas Arbor 8 at Great Hills
Trader Joe's
Great Hills Market
The Home Depot
Renaissance Austin Hotel
The Cheesecake Factory
The Shops at Arbor Walk
Best Buy
Regal Cinemas Gateway 16 & IMAX
Chuck E. Cheese's
NORWOOD ACRES
NORTHWEST ESTATES
NORTH BURNET
K1 Speed
Arboretum Crossing
Dave & Buster's
W Braker Ln

Interior



The experience is primitive and organic, tailored to those who enjoy adventures, unwinding, and classic forms of entertainment.

The rustic cabin feel, with antlers, plaid, and wood galore, is designed with open seating to encourage socialization amongst the customers.

The lobby will be warm an inviting, with pictures of past events, heightening the excitement of new guests as they see others enjoying games with family and friends.

A merchandise counter near the entrance will offer cool Stumpy's apparel and gifts. Merchandise is not only a revenue stream, but it also creates brand awareness as guests sport their Stumpy's gear around town.

The Stumpy's Experience

The Stumpy's experience attracts a wide range of groups, from birthday and bachelor/bachelorette parties to corporate team building and celebrations; however, Stumpy's is equally great for those who are just up for a fun night out.

Employees are exceptionally warm and approachable so that customers feel comfortable asking questions. Upon entering the facility, customers are greeted and have their questions answered. The guests attend safety training where they sign a waiver, and are then taken to their throwing pit where they are provided with a throwing demonstration and lesson for proper and allowable techniques. After their lesson, customers receive rules for various games they can play. When leaving, customers are thanked, any feedback is eagerly received, and the customers are offered the chance to buy Stumpy's branded merchandise.



Hours of Operation

Wednesday	5 PM – 10 PM
Thursday	4 PM – 10 PM
Friday	4 PM – 12 PM
Saturday	2 PM – 12 PM
Sunday	2 PM – 8 PM

Our Customer Archetypes

Walk-In

Many of Stumpy's customers will be walk-ins, which are those guests who know of Stumpy's and spontaneously decide to show up or are passing by and want to check it out. These customers are interested in a unique experience that will not break the bank, they want to feel welcome, and will appreciate a warm, cozy atmosphere the helps them escape the day.

Reservations (Groups/Parties)

Groups and parties who make reservations usually have a particular occasion in mind. These customers want to be co-located with their party, to be able to bring their own flair to help them celebrate their event, and to create memories to commemorate their event. They may be reached through different marketing channels than the walk-in crowd and will usually be scheduled further in advance.

Typical groups/parties are:

- Birthdays
- Bachelor/Bachelorette
- Divorce/Break Up
- Holidays
- Family events

Corporate Events

Corporate team building events and celebrations are another kind of customer. Corporate events are usually more formal than other event types and may require designated space for award ceremonies, recognitions, or some elbow rubbing with upper management. Corporate groups like to feel important, so some VIP type touches to their experience will go a long way. They are less price sensitive than other customer segments.

League Play

It is mutually beneficial for Stumpy's to offer league play: Locals will enjoy a new way to enjoy their week nights while Stumpy's will bring in a good size crowd on a night that would otherwise have low utilization. League players are known to be evangelists of their home field, so this will likely generate referral based business as they chat about their axe-throwing league with their friends.

Special Events

To improve brand awareness, engage our community, and offer new and exciting experiences for our guests, we will host unique events throughout the year, such as:

- Chili cook offs

- Fundraisers
- Holiday parties
- Lumber jack competitions
- Tournaments
- Single's Nights
- Date Nights (week after singles night)
- Ladies Nights

Safety

Safety is paramount at Stumpy's. To show the amount of effort that has gone into ensuring every customer has a safe experience, the following is a list of safety features and precautions:

- Safety training required for every guest by a trained instructor
- All customers are required to sign a Waiver of Liability explaining that they understand the rules and etiquette of Stumpy's Hatchet House
- Only one hatchet may be thrown at a time
- Only one hatchet allowed per lane
- Rubber mats are installed below the target to absorb impact and reduce travel
- Rubber mats extend 6ft from the target and run the full width of the pit
- 10ft high metal security fences are installed between each pit
- Limit of 10 persons per pit
- Limit of 2 lanes per pit
- Safety rules posted prominently around location
- Stumpy's staff regularly monitoring pit area, enforcing safety code
- No hatchets shall be retrieved until both hatchets (one from each lane) are thrown
- No open toed shoes permitted
- Hatchets not permitted outside the throwing area
- Must use Stumpy's hatchets
- Overhand throws only
- Double hatchet throwing not permitted
- No aggressive / destructive throwing allowed
- No trick shots
- No hatchet hand offs – place in / retrieve from hatchet holders
- Foul line is a full 12ft from the target, denoted with bright yellow caution tape
- Both head and handle of hatchet are forged in one piece for strength and durability (with no chance of splintering or breaking, as a wooden hatchet could)
- Rubber grip ensures control
- All hatchets and pits are inspected daily for wear and damage







Games

To ensure customers do not get bored with game play, several game of varying difficulty, level of competition, and team interaction have been designed.

TEAM STUMPY'S

- Players divide into teams of two. Each bracket in round one is a team.
- Each member of the team throws three times. Scores are added together to get team score.
- Highest scoring team moves forward to next bracket.

MULTI PIT TEAM CHAMPIONSHIP ROTATION

- Play Team Stumpy's as described above. Teams total scores from each round to determine their final ranking score.
- Four highest scoring teams play in one pit.
- Four lowest scoring teams play in another pit.
- Teams in middle divide accordingly.

S.T.U.M.P....AND SOMETIMES Y

- Each ring of the target is a letter
- Outer black ring is S
- First natural ring is T
- Second black ring is U
- Second natural ring is M
- Red Bulls Eye is P
- Outer Red Dots are Y



AROUND THE WORLD

- Hit a bullseye to start your way around the target.
- Next, hit each of the outer red dots, starting with the top left, going clockwise.
- After each of the red dots have been hit, a final bullseye wins the game!

WINNER WINNER, POSSUM DINNER

- Round 1—standard play (take turns with each player throwing three times)
- High scorers from all round one brackets move on to round two.
- High scorers from round two advance to round three to determine winner.

LOWPOINT SCORING

- Bullseye points are reversed from the center out — Bullseye is one, next ring is two, and next ring is three, etc., Red dot is -1.
- Play continues with LOWEST scorer in round one bracket moving on to round two.

STICK IT TO THE LOSER

- The object of this game is to stick the axe to the target board without getting in the circles.

- One point for each "stick" that is NOT in the rings.

- (Inside any of the three rings = zero points)

- Continue brackets to determine the winner (loser).

Operations Management

In operating the Stumpy's business, there are a few key areas of focus:

- Safety
- Customer Satisfaction / Quality
- Operating Policies and Procedures
- Employee Satisfaction (Engagement)

These focus areas can be objectively measured through:

- Near miss counts
- Customer Satisfaction / Quality Surveys
- Count of decisions deferred to management
- Average time to process customer
- Employee Engagement Surveys

Safety is best managed in a proactive manner. As such, employees will be encouraged to report all near misses (events that could have occurred but did not) in order to address them before they turn into an incident. Management will keep a count of near misses to ensure they are tracking downward.

Customer satisfaction and feedback are key to a healthy business, especially in the early stages when a business is new and relying on word of mouth to drive business growth. Stumpy's will rely on employee reports, direct customer interaction, surveys, and social media interaction to assess customer satisfaction.

Stumpy's corporate has provided some policies and procedures, which will help on day 1, but there are sure to be gaps and local needs that are not addressed. Having proper policies and procedures, well written and accessible, allows the business to be efficient with a higher level of quality and consistency than without. These will be developed and stored appropriately so that the appropriate actions can be taken that align with operating and core value objectives without direct manager intervention. This means fewer employees needed to service more customers and that management can tend to higher value items.

Employees are the face of the business and should be taken care of. There are many considerations when motivating and satisfying employees, so a deliberate effort will be made to survey employees on a regular basis to ensure they are informed, capable, inspired, rewarded, and connected to their teams and business. This will drive higher levels of quality in areas of both service and performance, lower operating costs, lower employee turnover, and lower wage costs in the end.

Financial Management

Where We Are

ATAxe, LLC has secured $206k in startup financing and is pursuing an additional $435k from investors. A portion of the total startup capital ($410k) will be used for leasehold improvements, capital expenditures, and marketing budget to drive sales growth. The remainder ($231k) includes provisions for payroll, taxes, insurance, working capital, and debt service to cover operating expenses until the business turns cash flow positive.

Sources of startup capital include owner and investor capital as well as debt financing. Fixed Costs in Year 1 are expected to consume $45,305 per month compared against Variable Costs, which are expected to consume 13% of sales per month. Variable Costs are broken down into royalty payments (6%), marketing for Stumpy's of

Austin and corporate marketing fund contributions, 5% and 1% of revenue, respectively, against revenues (combined spend capped at $7500), and provisions for bad debt (1%).

Pit rental sales are expected to average $45 per person for a 2-hour session, with an average of 6 persons per party. Sales forecasts anticipate a starting volume of 6 parties per business day in month 1. Sales volume is expected to grow month over month at a rate of 14% in year 1 (24 parties per day in month 12). Sales in year 1 are expected to be driven primarily by pit rentals (97%) with minimal contribution from apparel sales (3%). Sales from pit rentals in Year 1 are expected to be $1.05MM (15.42 parties per day * 6 persons per party * $45 per person * 21 business days * 12 months = $1.05MM). Apparel sales in Year 1 are expected to be $34k (3% of pit rental sales).

Based on an average 5-hour operating day, 2-hour sessions, 6 persons per session, 18 pits breakeven capacity usage is only 19%. This level of utilization leaves plenty of room to drive profitability at scale. In addition to the minimal capacity required to reach breakeven, sales will largely be cash in hand or credit based sales therefor there is little risk for increasing working capital demands to fund sales.

The steady state operating leverage of the business is expected to be high (1.39 at month twelve). This leverage provides potential for strong financial performance if sales volume targets are achieved, however it can also lead to larger income variances. For example, based on the month twelve operating leverage ratio, a 10% increase in sales results in a 14% increase in net income. Due to the business's expected cost structure, operating leverage will increase at a faster rate as compared against increases in unit volume. This relationship provides the potential for high levels of profitability at scale.

The forecast also shows a high contribution margin of 74%, which is another sign of high steady state profitability. This metric is an aggregate of all revenue streams from all customer segments. It will be analyzed further as operations commences and tracked using actual performance data. Efforts will be made to segment customers and optimize costs and profits based on acquisition costs, lifetime customer value, etc. in order to drive bottom line performance.

Where We Are Going
In order to attain these figures, Stumpy's owners will focus on the following metrics:

- Revenue Growth
- Number of Customers
- Customer Segment Performance
- Social Media Scores
- Marketing Results

With low variable cost, attention will be directed towards driving top line growth and will be monitored on a monthly basis in order to track progress towards targets. Growth will be the main driver of profit, as fixed costs will be covered quickly with generous contribution margins after satisfying the fixed costs.

Quality of the experience, marketing, and networking will drive more customers through the door. Quality will be managed on a day-to-day basis, but the objective is more [free] word of mouth referral based business. Once the average number of referrals per customers exceeds 1.25, Stumpy's will experience intense growth and profitability.

To ensure customers are satisfied, they will not be treated as a homogenous group. Customers have been broken down into the customer archetypes mentioned in an earlier section, with each archetype having similar but different needs than the others. In order to attract more of a certain archetype, efforts will be made to address their specific needs.

Social media will be used heavily across all of our target customer segments. While it is part of the marketing strategy, the efficiency and reach of social media warrants focus on this particular area of marketing and will be honed as more is learned about customer behaviors.

Customer acquisition costs through marketing spend will be an area of focus so that the most profitable customer archetypes can be targeted to increase the effectiveness of marketing spend. A focused, data driven marketing campaign will be the key to driving distribution channel performance analysis and spend allocation.

Marketing

Market Analysis

Market research indicates that the top five market segments for Stumpy's of Austin are the Top Tier, Professional Pride, Savvy Suburbanites, Exurbanites, and Pleasantville tapestry segments as defined by ESRI.

In aggregate, these segments comprise a highly desirable customer base, with disposable income and ample free time to devote to leisure activities. They have an average net worth ($500k) well above the national average. They average 2.8 people per household, however with two distinct groupings; The Top Tier and Professional Pride segments are, or are on the brink of nesting, while the Savvy Suburbanites, Exurbanites and Pleasantville segments are transitioning into an empty nest or have already done so. This is further seen in the age breakdown within these segments, as roughly half are over and half are under the age of 45.

As expected by their net worth, household income is also well above the national average, indicating ability to pay for alternative leisure activities. Over 75% have attended some college and over 50% have received a college degree. The majority hold professional careers in business, law, sales and professional services.



Note: These are predictions and cannot be guaranteed

Market Segmentation



Market Segments

- Top Tier — 16.4%
- Professional Pride — 15.4%
- Savvy Surbabanites — 28.5%
- Exurbanites — 18.6%
- Pleasantville — 21.1%



Ocupation

- Business — 24%
- Professional — 31%
- Sales — 12%
- Admin — 11%
- Services — 11%
- Other — 11%



Age

- <18 — 23%
- 18-44 — 27%
- 45-64 — 32%
- >65 — 18%



Household Income | Household Networth | Household Size



Education

- <9th Grade — 2%
- <12 Grade — 2%
- HS Diploma — 14%
- GED — 1%
- Some College — 16%
- AA — 7%
- Bachelor — 32%
- Graduate Degree — 26%

Top Tier



2.82 — Household Size
46.2 — Age
$157k — Household Income

The residents of the wealthiest Tapestry market, Top Tier, earn more than three times the US household income. They have the purchasing power to indulge any choice, but what do their hearts' desire? Aside from the obvious expense for the upkeep of their lavish homes, consumers select upscale salons, spas, and fitness centers for their personal well-being and shop at high-end retailers for their personal effects. Whether short or long, domestic or foreign, their frequent vacations spare no expense. Residents fill their weekends and evenings with opera, classical music concerts, charity dinners, and shopping. These highly educated professionals have reached their corporate career goals. With an accumulated average net worth of over $1.5MM and income from a strong investment portfolio, many of these older residents have moved into consulting roles or operate their own businesses.

Professional Pride



Professional Pride consumers are well-educated career professionals that have prospered through the Great Recession. To maintain their upscale suburban lifestyles, these goal oriented couples work, often commuting far and working long hours. However, their schedules are fi ne-tuned to meet the needs of their school age children. They are financially savvy; they invest wisely and benefit from interest and dividend income. So far, these established families have accumulated an average of 1.5 million dollars in net worth, and their annual household income runs at more than twice the US level. They take pride in their newer homes and spend valuable time and energy upgrading. Their homes are furnished with the latest in home trends, including finished basements equipped with home gyms and in-home theaters.

Savvy Suburbanites



Savvy Suburbanites residents are well educated, well read, and well capitalized. Families include empty nesters and empty nester wannabes, who still have adult children at home. Located in older neighborhoods outside the urban core, their suburban lifestyle includes home remodeling and gardening plus the active pursuit of sports and exercise. They enjoy good food and wine, plus the amenities of the city's cultural events.

Exurbanites



Ten years later, Exurbanites residents are now approaching retirement but showing few signs of slowing down. They are active in their communities, generous in their donations, and seasoned travelers. They take advantage of their proximity to large metropolitan centers to support the arts, but prefer a more expansive home style in less crowded neighborhoods. They have cultivated a lifestyle that is both affluent and urbane.

Pleasantville



Prosperous domesticity best describes the settled denizens of Pleasantville. Situated principally in older housing in suburban areas in the Northeast (especially in New York and New Jersey) and secondarily in the West (especially in California), these slightly older couples move less than any other market. Many couples have already transitioned to empty nesters; many are still home to adult children. Families own older, single-family homes and maintain their standard of living with dual incomes. These consumers have higher incomes and home values, and much higher net worth (Index 400). Older homes require upkeep; home improvement and remodeling projects are a priority—preferably done by contractors. Residents spend their spare time participating in a variety of sports or watching movies. They shop online and in a variety of stores, from upscale to discount, and use the Internet largely for financial purposes.

Pricing

The pricing is $45 per person for two hours for those who are throwing. There is a non-thrower fee of $15 per person for those who do not wish to partake in axe throwing.

If the layout of the space is conducive to the inclusion of a party room, it will be rented at a rate of $150 for 3 hours. This is great for parties who want some privacy to share gifts or cake, or for corporate events who want to escape for some private socializing away from the main area.

The whole venue can be rented at the rate of $2,000 per hour. Active duty military and veteran's pricing is 50% off the hourly rate with photo ID. Specials on merchandise will be provided both in store and online with coupon codes.

Advertising and Promotion

As previously mentioned, Stumpy's priority is growth through exceptional customer satisfaction driven referrals and through a solid marketing campaign. Five percent of the annual revenue will be used for social media, print media, and direct mail marketing efforts.

These advertisements will be used to raise awareness of the new Stumpy's location. They will also be used to drive group gatherings and participation in special events.

Strategy and Implementation

Initially, the focus will be on raising awareness of the new Stumpy's location. This will include location, hours of operation, and some customer education on what axe throwing is and why it is safe.

The marketing survey provided by Stumpy's is a starting point for targeted marketing; however, actual customer information will drive marketing decisions going forward. As assumptions are validated or disproven, the strategy will be adjusted to optimize marketing spend.

Stumpy's of Austin will conduct a soft opening, which will help Stumpy's get a feel for things before the grand opening. The grand opening will be heavily marketed beginning mid-March in preparation for the early May opening. This timeline can be adjusted up or back to accommodate pre-opening activities.

Promotions will be used to drive group events around special days for our customers, such as birthdays, weddings, and graduations, which will be communicated through social media and direct mail campaigns.